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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Celeste Murphy Ada D. Sarmento Sash Parikh Michael Fay

Re:	Eargo, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 9, 2020
CIK No. 0001719395

Ladies and Gentlemen:

Eargo, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 8, 2019, as amended by Amendment No. 1 to the draft Registration Statement submitted on December 23, 2019 and as amended by Amendment No. 2 (“Amendment No. 2”) to the draft Registration Statement submitted on March 9, 2020. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on March 18, 2020 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

September 4, 2020

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Management’s discussion and analysis of financial condition and results of operations

Results of operations

Revenue, net, page 78

1.

Please clarify the extent your 2019 increase in revenue is due to higher volume versus higher average selling prices. In this regard, disaggregate revenue by each product offering for the periods presented. In addition, with regards to the price range of your products noted on page 104, it is our understanding that the most recent product introduced is on the higher end of the price range. If not true, please clarify the price point for each of your products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 87 of the Registration Statement accordingly.

Cost of revenue, gross profit, and gross margin, page 79

2.

We have reviewed your revised disclosure in response to prior comment 2. Please separately quantify warranty costs for the periods presented, and explain the specific reason(s) for the change between periods. In this regard, consider describing the types of claims that were made and quantify the number of year over year warranty claims. Refer to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Registration Statement accordingly.

Principal Stockholders, page 146

3.	We note your response to our prior comment 4 but are unable to locate the revised disclosure for Pivotal Alpha Limited. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 164 and 165 of the Registration Statement accordingly.

* * *

September 4, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2677 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen Wells, Esq. Kathleen Wells, Esq. of LATHAM & WATKINS LLP

cc:	Christian Gormsen, Eargo, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP